UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG NO. 3106209)
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 of BHP Billiton Finance (USA) Limited, BHP Billiton Limited and BHP Billiton Plc filed on March 12, 2007, File No. 333-141218 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

99.1	Unaudited interim financial information as of and for the six months ended December 31, 2008 and 2007.

99.2	Calculation of ratio of earnings to fixed charges.

99.3	Letter from KPMG Audit Plc and KPMG regarding interim financial information.

99.4	Opinion of Greenwood & Freehills, Australian legal adviser to BHP Billiton Finance (USA) Limited, BHP Billiton Plc and BHP Billiton Limited, as to certain matters of Australian taxation.

99.5

Consent of Greenwoods & Freehills, Australian legal adviser to BHP Billiton Finance (USA) Limited, BHP Billiton Plc and BHP Billiton Limited, as to certain matters of Australian taxation (included in Exhibit 99.4 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED BHP BILLITON PLC

Date: March 18, 2009	By	/s/ Willem J. Murray
	Name:	Willem J. Murray
	Title:	Group Treasurer

Exhibit 99.1

FORWARD-LOOKING STATEMENTS

Some of the information contained in this document may constitute “forward-looking statements” (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934), which are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “intend,” “aim,” “project,” “anticipate,” “estimate,” “plan,” “believe” “expect,” “may,” “should,” “will,” “continue,” or other similar words. These statements discuss future expectations concerning the results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements include, but are not limited to, the information regarding:

•	estimated reserves;

•	trends in commodity prices;

•	demand for commodities;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities; and

•	provisions for contingent liabilities.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this prospectus. When considering these forward-looking statements, you should keep in mind the cautionary statements contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2008. These statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

For example, our future revenues from our operations, projects or mines described in this document will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the description of the risk factors above. We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this document will not differ materially from the statements contained in this document.

Except as required by applicable regulations or by law, BHP Billiton does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events or otherwise.

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

Throughout this document, all references to ‘the corresponding period’ are to the half-year ended 31 December 2007.

Commentary on the Group Results

Attributable profit fell 56.5 per cent from US$6.0 billion for the half-year ended 31 December 2007 to US$2.6 billion for the half-year ended 31 December 2008. Profit from operations (EBIT) fell 23.8 per cent, from US$9.5 billion for the half-year ended 31 December 2007 to US$7.2 billion for the half-year ended 31 December 2008. Both measures were affected by a number of exceptional items, the majority of which are non-cash. These items include impairment charges and provisions resulting from the indefinite suspension of Ravensthorpe (Australia), costs relating to the lapsed Rio Tinto offers, impairment of assets and increased rehabilitation provisions for Newcastle steelworks (Australia). The total adverse impact of exceptional items for the half-year ended 31 December 2008 was US$4.7 billion before tax and US$3.5 billion after tax. The strength of the US dollar against our main operating currencies positively impacted EBIT for the first half by US$1.5 billion.

Revenue was US$29.8 billion, up 16.6 per cent from US$25.5 billion in the corresponding period. Net operating cash flow increased by 73.9 per cent to US$13.1 billion. The strong cash flow performance has reduced our net debt to US$4.2 billion, with a net gearing of 9.5 per cent. The strong balance sheet is a competitive advantage and leaves us resilient in these challenging times. It also means that we are well positioned to take full advantage of an eventual recovery in the market.

During the six months to December 2008, we have witnessed an unprecedented fall in commodity prices, with market prices falling in the order of 50 per cent during this period. As the global economy continues to deteriorate, we are witnessing further demand contraction for our products. We believe it is likely that uncertainty will extend into the medium term. As a consequence of the macro economic environment we have taken a number of actions consistent with our focus to maximise long term shareholder value. These actions include the decision not to proceed with the Rio Tinto offers, adjustments in production where physical demand decreased, suspending cash negative operations and deferrals of low priority capital expenditures. We believe the financial and operating strength of the Group means that we are able to continue to take a long term view, not compromising long term value as a result of short term pressures.

Growth Projects

During the period we commissioned three oil and gas projects and, highlighting our commitment to long term growth, we approved a total of US$5.9 billion of growth expenditure in one iron ore and three oil and gas projects.

We are continuing to progress well against budget and schedule for those projects which have already been approved.

Completed projects

Customer Sector Group	Project	Capacity (iv)	Capital expenditure (US$ million) (iv)				Date of initial production (i)
			Budget		Actual		Target	Actual
Petroleum	Neptune (US) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405	(iii)	418		Q1 2008	Q3 2008

	North West Shelf 5th Train (Australia) BHP Billiton – 16.67%	LNG processing capacity 4.4 million tonnes per annum (100%)	350		350	(ii)	H2 2008	H2 2008

	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200		200	(ii)	H2 2008	H2 2008

			955		968

(i)	References to quarters and half-years are based on calendar years.
(ii)	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.
(iii)	As per revised budget or schedule.
(iv)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Shenzi (US) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009

	Atlantis North (US) BHP Billiton 44%	Tie back to Atlantis South	185	H2 2009

	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet of gas per day (100%)	1,200	H1 2010

	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day (100%)	500	2011

	North West Shelf North Rankin B (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day (100%)	850	2012

Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of alumina (100%)	900	Q2 2009

	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum (100%)	1,900	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of iron ore (100%)	1,850	H1 2010

Manganese	Gemco (Australia) BHP Billiton – 60%	1 million tonnes per annum manganese concentrate (100%)	110	H1 2009

Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450	H2 2009

	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010

	Newcastle Third Export Coal Terminal (Australia) BHP Billiton – 35.5%	Third coal berth, 30 million tonnes per annum (100%)	390	2010

			11,250

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References to quarters and half-years are based on calendar years.

Projects approved since 30 June 2008

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 bpd condensate and processing capacity of 200 million cubic feet of gas per day (100%)	625	2011

	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day (100%)	245	2011

	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day (100%)	180	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum of iron ore (100%)	4,800	H2 2011

			5,850

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References to half-years and years are based on calendar years.

The Income Statement

In discussing the operating results of our business, we focus on a non-GAAP (IFRS or US) financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components or our tax and interest charges are levied at a Group, rather than an operational level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as ‘profit from operations’ on the face of the income statement, excluding the effects of exceptional items.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

Underlying EBIT is not a measure that is recognised under IFRS and it may differ from similarly titled measures reported by other companies. The following table reconciles Underlying EBIT to Profit from operations:

Half-year ended 31 December	2008	2007
	US$M	US$M
Underlying EBIT	11,899	9,623
Exceptional items (before taxation)	(4,675)	(137)

Profit from operations	7,224	9,486

Refer to page 8 for further details of Exceptional items.

Consolidated results

Profit from operations (EBIT) for the half-year ended 31 December 2008 was US$7.2 billion, compared with US$9.5 billion in the corresponding period, a decrease of 23.8 per cent. Underlying EBIT for the half-year ended 31 December 2008 was US$11.9 billion compared with US$9.6 billion, an increase of 23.7 per cent.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the half-year ended December 2008 compared with the December 2007 half-year:

		US$ Million Underlying EBIT
Underlying EBIT for the half-year ended 31 December 2007		9,623

Change in volumes:
Increase in volumes	204
Decrease in volumes	(1,104)
New operations	649

		(251)

Net price impact:
Change in sales prices	3,503
Price-linked costs	(543)

		2,960

Change in costs:
Costs (rate and usage)	(1,872)
Exchange rates	1,457
Inflation on costs	(423)

		(838)

Asset sales		(141)
Ceased and sold operations		195
Exploration and business development		(113)
Other		464

Underlying EBIT for the half-year ended 31 December 2008		11,899

Volumes

During the half-year ended December 2008, we delivered first production in three oil and gas projects and continued to deliver strong volume growth in Petroleum. The new oil and gas operations contributed US$649 million to Underlying EBIT. Underlying EBIT also increased by US$204 million due to record production and sales in Iron Ore.

Lower sales volumes in all other products and natural field declines in existing Petroleum operations reduced Underlying EBIT by US$1,104 million. Copper sales volumes were lower mainly due to declining ore grade and electrical motor reliability issues at the Laguna Seca SAG mill at Escondida (Chile). Manganese sales volumes were impacted as the global economy continues to deteriorate and demand contracted.

In Western Australia Iron Ore and our metallurgical coal operations, we have received requests for deferrals from some long term contract customers. However, this has not impacted iron ore or metallurgical coal production in the half-year ended December 2008. We have sold the deferred long term iron ore tonnages into the spot market. However, it is likely that we will opportunistically adjust our metallurgical coal production in line with the weaker demand during the second half of the 2009 financial year.

At the end of November 2008, in response to weak demand Samarco (Brazil) announced the temporary suspension of two of its three pellet plants to mid-January 2009. Following a subsequent reassessment of the market conditions, the suspension will continue until the end of March 2009, at which time Samarco management will reassess the situation.

Prices

Net changes in prices increased Underlying EBIT by US$2,960 million (excluding the impact of newly commissioned projects).

Higher realised prices for metallurgical coal, iron ore, manganese, energy coal, oil and gas increased Underlying EBIT by US$7,629 million. However, this was offset by a negative impact of US$4,126 million due to lower realised prices for copper, nickel and aluminium.

Higher price-linked costs reduced Underlying EBIT by US$543 million primarily due to higher royalties. This was offset by decreased charges for third party nickel ore and more favourable rates for copper treatment and refining charges (TCRCs).

Costs

Costs increased by US$1,872 million compared to the corresponding period. This includes the impact of higher non-cash costs of US$262 million.

While we continue to focus on our cost performance, the benefits of falling input prices will have a lagged effect on reducing costs. Approximately US$592 million of the increase was due to higher costs for fuel and energy, and raw materials such as coke, sulphuric acid, pitch and explosives. In addition, labour and contractor costs have increased by US$368 million. A portion of the increase in costs was deliberately incurred to maximise production to take advantage of the high commodity prices.

Unexpected events such as the severe weather interruptions in Queensland and the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia) had an adverse cost impact of US$298 million.

Exchange rates

The strength of the US dollar positively impacted Underlying EBIT for the first half by US$1,457 million. All Australian operations were positively impacted by the weaker Australian dollar, which increased Underlying EBIT by US$1,207 million. The depreciation of the South African rand also positively impacted Underlying EBIT by US$165 million.

Average and closing exchange rates for the half-years ended 31 December 2008 and 2007 are detailed in note one to the half-year financial report included herein.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$423 million. The inflationary pressures were most evident in Australia and South Africa.

Asset sales

The sale of assets reduced Underlying EBIT by US$141 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal mining leases in the corresponding period.

Ceased and sold operations

The favourable impact of US$195 million was mainly due to higher insurance recoveries and movements in the restoration and rehabilitation provisions for closed operations.

Exploration and business development

Exploration expense for the half-year was US$496 million, an increase of US$64 million. We increased exploration expenses at Escondida, Cerro Colorado and Spence (all Chile), manganese targets in Gabon, and nickel targets in Western Australia. The main expenditure for the Petroleum CSG was on targets in the Gulf of Mexico (USA), Colombia, Australia, Philippines and Western India.

Expenditure on business development was US$49 million higher than last year. This was mainly due to earlier stage development activities in the Base Metals, Stainless Steel Materials and Iron Ore CSGs.

Other

Other items increased Underlying EBIT by US$464 million, predominantly due to the contribution of third party product sales which were US$380 million higher compared to the corresponding period.

Net finance costs

Net finance costs decreased to US$332 million, from US$341 million in the corresponding period. This was driven predominantly by lower interest rates, offset by foreign exchange impacts and lower capitalised interest.

Taxation expense

The taxation expense including tax on exceptional items was US$3,888 million, representing an effective rate of 56.4 per cent (calculated as total taxation expense divided by profit before taxation). Excluding the impacts of exceptional items the taxation expense was US$5,052 million.

Exchange rate movements increased the taxation expense by US$1,163 million. The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar. Royalty-related taxation represented an effective rate of 3.0 per cent for the period.

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items the underlying effective rate was 30.6 per cent. In the prior comparable period, the effective rate was 32.3 per cent and the underlying effective rate was 30.1 per cent.

Exceptional Items

On 21 January 2009 the Group announced the indefinite suspension of Ravensthorpe Nickel Operations (Australia) and as a consequence will stop the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for rehabilitation of US$3,361 million (US$1,008 million tax benefit) were recognised for the half-year ended December 2008.

As part of the Group’s regular impairment review of assets, a total charge of US$356 million (US$60 million tax charge including the de-recognition of tax benefits) was recognised primarily in relation to withdrawal from Suriname operations, suspension of copper sulphide mining at Pinto Valley (US) and the write down of the Corridor Sands mineral sands resource (Mozambique).

The Group recognised an additional US$508 million (US$152 million tax benefit) for the rehabilitation obligations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The fees associated with the US$55 billion debt facility (US$156 million cost, US$5 million tax benefit), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$294 million cost, US$59 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers have been expensed in the half-year ended 31 December 2008.

Half-year ended 31 December 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,361)	1,008	(2,353)
Impairment of other operations	(356)	(60)	(416)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	64	(386)

	(4,675)	1,164	(3,511)

Exceptional items by segment
Petroleum	(11)	4	(7)
Aluminium	(128)	—	(128)
Base Metals	(147)	(64)	(211)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(3,361)	1,008	(2,353)
Group and Unallocated	(958)	216	(742)

	(4,675)	1,164	(3,511)

In addition to the operations affected by planned adjustments to production and development activity, which include Ravensthorpe, Yabulu, Mount Keith Nickel, Pinto Valley Copper, Metallurgical Coal, Olympic Dam Expansion and copper operations in Chile, the Group expects to make additional provisions for redundancy, contract termination and closure of approximately US$550 million will be recorded in the second half of the year ending 30 June 2009.

In the corresponding period, the Group recognised a deferred tax asset of US$197 million and an adjustment to deferred tax liabilities of US$38 million through income tax expense relating to tax losses incurred by WMC Resources Limited, which was acquired by BHP Billiton in June 2005. As a consequence of this adjustment, the Group also recognised an expense for a reduction in goodwill measured at the date of acquisition.

Cash Flows

Net operating cash flow after interest and tax increased by 73.9 per cent to US$13,094 million. This was primarily attributable to higher profits generated from operating activities and a decrease in receivables partly offset by increases in other working capital items.

Capital and exploration expenditure totalled US$5.9 billion for the period (half-year ended 31 December 2007: US$4.4 billion). Expenditure on major growth projects was US$4.1 billion (half-year ended 31 December 2007: US$3.0 billion), including US$0.7 billion on Petroleum projects (half-year ended 31 December 2007: US$1.2 billion) and US$3.4 billion on Minerals projects (half-year ended 31 December 2007: US$1.8 billion). Capital expenditure on maintenance, sustaining and minor capital items was US$1.2 billion (half-year ended 31 December 2007: US$0.7 billion). Exploration expenditure was US$620 million, including US$124 million which has been capitalised (half-year ended 31 December 2007: US$598 million including US$166 million capitalised).

Financing cash flow include US$2,486 million in relation to increased dividend payments and net debt repayments of US$1,099 million. The half-year ended 31 December 2007 included US$4.6 billion relating to the capital management program and dividend payments.

Net debt, comprising cash and interest-bearing liabilities, was US$4,168 million, a decrease of US$4,290 million, or 50.7 per cent, compared to 30 June 2008, arising from debt repayments and increased cash balances. Gearing, which is the ratio of net debt to net debt plus net assets, was 9.5 per cent at 31 December 2008, compared with 17.8 per cent at 30 June 2008.

Dividend

An interim dividend for the half-year ended 31 December 2008 of 41.0 US cents (half-year ended 31 December 2007: 29.0 US cents) per share was paid to shareholders on 17 March 2009.

Debt Management and Liquidity

No long term debt securities were issued in the debt capital markets during the half-year ended December 2008. The Group has access to the US commercial paper market and a committed and undrawn US$3.0 billion Revolving Credit Facility, which expires in October 2011.

Outlook

Global Economic Outlook

In our Annual Report on Form 20-F for the fiscal year ended 30 June 2008, we highlighted the short term global challenges that were evident. At that time, global economic activity was moderating, financial markets were volatile, and inflationary pressures were apparent. Since then, the global economy has deteriorated at an unprecedented rate taking most observers by surprise.

Economic growth has been impacted by a worldwide dislocation of financial markets that quickly moved into the real economy as credit markets froze and consumer and business confidence collapsed. Deflating asset values, particularly home values in the United States and parts of Europe continue to impact credit availability and confidence. The contraction that began in the United States has extended to impact growth rates in emerging economies as demand for their exports slows.

We expect global economic growth to be weak over the short to medium term as developed economies such as the United States and Europe enter recession and the rate of growth of emerging economies like China slows. Like many governments around the world, the Chinese government has introduced wide ranging stimulus measures. However, it is likely that these measures will take some time to have a positive flow through to economic activity. In reaction to deteriorating financial and economic conditions, there is a risk of increasing protectionism by governments which may hamper any global recovery.

Commodities Outlook

Amid uncertainty surrounding the outlook for the global economy, weakness and volatility in the commodity markets has prevailed during the first half of the 2009 financial year. During this period, spot prices for key commodities have fallen steeply in US dollar terms. However, weaker local currencies against the US dollar and the benefits of falling input prices, albeit with some lag, have partially offset the impact on margins.

The unprecedented deceleration in the global economy has sharply reduced demand for commodities. Producers in both developed and emerging economies have responded quickly by closing marginal sources of supply and deferring projects. In the short term, it is expected that many producers will primarily focus on cash conservation to cope with financial distress. We expect that commodity price weakness and volatility will persist.

However in the long term, we expect continued strong growth in demand for commodities from China and other emerging economies. We continue to expect that long-run commodity prices will be driven by their long-run marginal cost of supply.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups revenue and results for the half-year ended 31 December 2008 and the corresponding period.

Revenue

Half-year ended 31 December (US$ Million)	Revenue
	2008	2007	Change %
Petroleum	4,212	3,268	28.9%
Aluminium	2,518	2,744	(8.2)%
Base Metals	3,286	6,557	(49.9)%
Diamonds and Specialty Products	457	418	9.3%
Stainless Steel Materials	1,101	2,419	(54.5)%
Iron Ore	6,020	3,578	68.3%
Manganese	1,916	1,013	89.1%
Metallurgical Coal	4,913	1,900	158.6%
Energy Coal	4,363	2,907	50.1%
Group and unallocated items (ii)	1,106	801	N/A
Less: inter-segment revenue	(112)	(66)	N/A
BHP Billiton Group	29,780	25,539	16.6%

Results

Half-year ended 31 December (US$ Million)	2008			2007
	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT(i)	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT (i)
Petroleum	2,664	11	2,675	1,968	—	1,968
Aluminium	161	128	289	680	—	680
Base Metals	(258)	147	(111)	3,268	99	3,367
Diamonds and Specialty Products	9	70	79	72	—	72
Stainless Steel Materials	(4,113)	3,361	(752)	761	38	799
Iron Ore	4,143	—	4,143	1,673	—	1,673
Manganese	1,245	—	1,245	431	—	431
Metallurgical Coal	3,123	—	3,123	523	—	523
Energy Coal	1,072	—	1,072	277	—	277
Group and unallocated items (ii)	(822)	958	136	(167)	—	(167)

BHP Billiton Group	7,224	4,675	11,899	9,486	137	9,623

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 4.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Revenue was US$4,212 million, an increase of US$944 million, or 28.9 per cent, compared to the corresponding period.

Total production for the half-year of 67.96 million barrels of oil equivalent was 12 per cent higher than the corresponding period.

Strong growth in production was driven by the successful delivery of a series of growth projects and continued strong gas sales in Western Australia and Pakistan. Production was successfully commenced at Neptune, our first deepwater Gulf of Mexico operated project, and at the North West Shelf LNG Joint Venture’s Train 5 (Australia), which came online ahead of schedule. This strong growth was achieved despite the continuing impact of two hurricanes in the Gulf of Mexico during the period, including the loss of the drilling rig from the Mad Dog platform as a result of Hurricane Ike in September 2008.

EBIT was US$2,664 million, an increase of US$696 million, or 35.4 per cent, compared to the corresponding period. EBIT includes exceptional items of US$11 million (nil in the corresponding period). Underlying EBIT was US$2,675 million, an increase of US$707 million, or 35.9 per cent, compared to the corresponding period.

The increase in EBIT and Underlying EBIT was mainly due to higher production.

EBIT and Underlying EBIT were also positively impacted by higher average realised oil prices per barrel of US$85.22 (compared with US$81.20), higher average realised natural gas prices of US$3.97 per thousand standard cubic feet (compared with US$3.42) and higher average realised prices for liquefied natural gas of US$12.82 per thousand standard cubic feet (compared with US$7.79).

Gross exploration expenditure was US$263 million, a decrease of US$32 million from last half-year. During the December 2008 half-year, we acquired exploration rights to a significant acreage position onshore in the Llanos Basin in Colombia, offshore acreage in the Palawan Basin in the Philippines, and seven deepwater blocks offshore Western India. Evaluation work has commenced, or continues, on our numerous acreage acquisitions from previous years.

Aluminium

Revenue was US$2,518 million, a decrease of US$226 million, or 8.2 per cent, compared to the corresponding period.

Alumina and aluminium production were 2.2 million tonnes and 619,000 tonnes respectively for the half-year, decreases of 3 per cent and 8 per cent respectively compared to the corresponding period.

Alumina production was affected by scheduled maintenance at Alumar and Worsley. Aluminium production and sales were impacted as the Southern African smelters continued to operate at reduced levels to comply with the mandatory reduction in power consumption. The December 2008 half-year includes the complete shutdown of the B and C potlines at Bayside (South Africa).

EBIT was US$161 million, a decrease of US$519 million, or 76.3 per cent, compared to the corresponding period. EBIT includes exceptional items of US$128 million (nil in the corresponding period) which are explained above. Underlying EBIT was US$289 million, a decrease of US$391 million or 57.5 per cent from the corresponding period. Lower LME prices and premiums for aluminium, had an unfavourable impact. This was partially offset by the positive impact of price-linked costs. The average LME aluminium price decreased to US$2,304 per tonne (compared with US$2,494 per tonne). The average realised alumina prices were in line with the corresponding period.

Higher operating costs also had an adverse impact. This was due to higher charges for energy, depreciation, maintenance, raw materials, and labour. Due to the significant deterioration in prices, inventory revaluation adjustments reduced EBIT and Underlying EBIT by US$53 million. However, an intensive focus on cost containment through various business excellence initiatives and the benefit of a stronger US dollar reduced the full impact of cost increases.

Base Metals

Revenue was US$3,286 million, a decrease of US$3,271 million, or 49.9 per cent, compared to the corresponding period.

Copper production was 617,100 tonnes, a decrease of 6 per cent compared to the corresponding period. These lower production and sales volumes were due to declining grades and electrical motor reliability issues at the Laguna Seca SAG mill. This was partially offset by the continued ramp up of Spence and Escondida Sulphide Leach.

Lead production was 122,215 tonnes, a decrease of 7 per cent compared to the corresponding period due to lower head grade at Cannington. Zinc production was 79,631 tonnes, an increase of 22 per cent compared to the corresponding period due to the processing of a higher proportion of ores containing zinc and higher zinc grades at Antamina. Uranium production was 1,970 tonnes, a decrease of 7 per cent compared to the corresponding period due to lower mill throughput and lower head grade at Olympic Dam. Silver production was 21,815 ounces, a decrease of 5 per cent compared to the corresponding period, mainly due to declining head grades at Cannington and Escondida.

EBIT was a loss of US$258 million, a decrease of US$3,526 million, or 107.9 per cent, compared to the corresponding period. EBIT includes exceptional items of US$147 million (US$99 million in the corresponding period) which are explained above. Underlying EBIT was a loss of US$111 million, a decrease of US$3,478 million or 103.3 per cent from the corresponding period. This decrease was mainly due to a significant reduction in the prices for all commodities in Base Metals. Lower average realised prices decreased EBIT and Underlying EBIT by US$2,905 million. Provisional pricing of outstanding copper shipments, including the impact of finalisations, resulted in the average realised price for the reporting period being US$1.71/lb versus an average LME price of US$2.63/lb. The average realised price was US$3.22/lb in the corresponding period last year. The negative impact of provisional pricing and finalisations for the period was US$1,297 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 242,640 tonnes at 31 December 2008. These were re-valued at a weighted average price of US$3,063 per tonne, or US$1.39/lb.

Results also include the impact of Escondida forward contracts losses that reduced EBIT and Underlying EBIT by US$333 million. Since 2005, Escondida has executed forward copper purchase and sale contracts in order to achieve the average market price over the relevant quotational periods. As a result of the timing of physical sales relative to fluctuations in the copper price, the average prices for our physical sales during the period exceeded average market prices, and, accordingly, we incurred losses on our forward contracts.

Also impacting lower EBIT and Underlying EBIT were higher costs in the period, mostly due to the impact of lower grades at Escondida and higher energy, fuel, acid and labour charges at all assets. The effect of inflation also impacted negatively. Higher costs were partially mitigated by a cost reduction program initiated during the December 2008 half-year in response to the rapid drop in prices and changing business environment. A stronger US dollar also contributed to mitigate the drop in commodity prices. EBIT and Underlying EBIT were also impacted favourably by lower purchases of third party uranium from the spot market.

Diamonds and Specialty Products

Revenue was US$457 million, an increase of US$39 million, or 9.3 per cent, compared to the corresponding period.

EKATI diamond production was 1,367,000 carats, a decrease of 27 per cent compared to the corresponding period due to lower grades following changed ore sources. As EKATI transitions from open pit mining to underground mining, the mix of ore will change from time to time.

EBIT was US$9 million, a decrease of US$63 million, or 87.5 per cent, compared to the corresponding period. EBIT includes exceptional items of US$70 million (nil in the corresponding period) which are explained above. Underlying EBIT was US$79 million, in line with the corresponding period. EBIT and Underlying EBIT were positively impacted by a stronger US dollar and reduced exploration and business development costs.

Stainless Steel Materials

Revenue was US$1,101 million, a decrease of US$1,318 million, or 54.5 per cent, compared to the corresponding period.

Nickel production was 77,000 tonnes, a decrease of 6 per cent compared to the corresponding period, primarily due to the Kalgoorlie Nickel Smelter furnace rebuild and maintenance at the Kwinana Nickel Refinery during the quarter to September 2008.

EBIT was a loss of US$4,113 million, a decrease of US$4,874 million, or 640.5 per cent, compared to the corresponding period. EBIT includes exceptional items of US$3,361 million (US$38 million in the corresponding period) arising principally from the indefinite suspension of Ravensthorpe Nickel Operations, as explained above. Underlying EBIT was a loss of US$752 million, a decrease of US$1,551 million, or 194.1 per cent, compared with the corresponding period. Apart from exceptional items, the loss was mainly due to lower average LME prices for nickel of US$6.76/lb (compared to US$13.48/lb) reducing EBIT and Underlying EBIT (net of price linked costs) by US$916 million. The positive impact of price-linked costs was US$127 million.

The furnace rebuild at the Kalgoorlie Nickel Smelter and concurrent maintenance at the Kwinana Nickel Refinery (Australia) adversely impacted EBIT and Underlying EBIT due to lower production and sales volumes (US$234 million) and higher operating costs (US$104 million).

Higher labour, depreciation and energy costs also had an adverse impact. This was in part offset by a favourable impact of the weaker Australian dollar against the US dollar.

EBIT and Underlying EBIT also decreased by US$101 million due to the continued ramp-up of operations at Ravensthorpe and the Yabulu Extension Project. Total Underlying EBIT for these operations for the half-year was a loss of US$233 million.

Iron Ore

Revenue was US$6,020 million, an increase of US$2,442 million, or 68.3 per cent, compared to the corresponding period.

Production for the half-year benefited from the successful ramp up of growth projects at Western Australia Iron Ore and Samarco. Western Australia Iron Ore production was 54.2 million wet tonnes, an increase of 9 per cent compared to the corresponding period. The production growth at Western Australia Iron Ore was partially offset by the impact of a temporary suspension of operations following safety incidents and production interruptions. Samarco production was 4.9 million wet tonnes, an increase of 20 per cent on the corresponding period.

EBIT and Underlying EBIT were US$4,143 million, an increase of US$2,470 million, or 147.6 per cent, compared to the corresponding period. This was mainly driven by higher average realised prices which increased the Underlying EBIT by US$2,195 million. This result included sales at annual contract prices set during prior fiscal periods. The negative impact of price-linked costs was US$152 million.

In Western Australia Iron Ore we have received some requests for deferrals from long term contract customers. However, sales volumes were a record despite a weak demand environment. This reflects our strong relationship with long term customers and our ability to sell into the spot market. As we have been able to sell the deferred long term iron ore tonnages into the spot market, production adjustments during the half-year were limited to Samarco only.

Higher operating costs had an adverse impact on EBIT and Underlying EBIT. This was largely due to inflationary pressures in Australia, increased labour and contractor costs. Depreciation expense was higher due to the successful expansions at Western Australia Iron Ore and Samarco. This was in part offset by a favourable impact of the weaker Australian dollar and Brazilian real against the US dollar.

Manganese

Revenue was US$1,916 million, an increase of US$903 million, or 89.1 per cent, compared to the corresponding period.

Manganese alloy production was 384,000 tonnes, a decrease of 2 per cent compared to the corresponding period. Manganese ore production was 3.2 million tonnes, an increase of 6 per cent compared to the corresponding period. On 3 December 2008, we announced temporary cuts to manganese production due to weak market conditions.

EBIT and Underlying EBIT were US$1,245 million, an increase of US$814 million, or 188.9 per cent, compared to the corresponding period. This increase was due to higher sales prices achieved for alloy and ore and a favourable exchange rate impact.

Manganese ore and alloy are entirely dependent on the steel industry and are therefore directly impacted by the current weak steel markets. As a result, lower sales volumes had a negative US$193 million impact on Underlying EBIT.

Other operating costs were higher due to increased distribution costs, and higher ore development, coke and labour costs. A portion of the increase in costs was deliberately incurred to maximise production to meet the strong demand earlier in the December 2008 half-year.

Metallurgical Coal

Revenue was US$4,913 million, an increase of US$3,013 million, or 158.6 per cent, compared to the corresponding period.

Production was 19.4 million tonnes, an increase of 1 per cent compared to the corresponding period.

EBIT and Underlying EBIT were US$3,123 million, an increase of US$2,600 million, or 497.1 per cent from the corresponding period. The increase in Underlying EBIT was mainly due to the higher realised prices for hard coking coal (198 per cent) and weak coking coal (233 per cent) and thermal coal (61 per cent). This result included sales at annual contract prices set during prior fiscal periods. This was partly offset by a negative impact of price-linked royalty costs. Higher royalty costs associated with the introduction of a two tier royalty structure in Queensland from 1 July 2008 reduced EBIT and Underlying EBIT by US$82 million.

A stronger US dollar against the Australian dollar had a favourable impact of US$328 million. The cost impact attributable to the recovery from the January and February 2008 rainfall events at Queensland Coal had an unfavourable impact of US$122 million in the period. Other operating costs were higher due to increased labour costs, a geological discontinuity in the Appin Mine longwall and extended changeout between longwalls at Dendrobium (both Australia). Inflationary pressures also had an unfavourable impact on EBIT and Underlying EBIT.

In addition, in the corresponding period profit on the sales of Elouera mine (Australia) and Queensland coal mining leases were realised.

Energy Coal

Revenue was US$4,363 million, an increase of US$1,456 million, or 50.1 per cent, compared to the corresponding period.

Production was 35.3 million tonnes, a decrease of 12 per cent compared to the corresponding period, primarily due to the disposal of Optimum in the prior year.

EBIT and Underlying EBIT were US$1,072 million, an increase of US$795 million, or 287.0 per cent from the corresponding period. The increase in EBIT and Underlying EBIT was mainly due to the higher export prices, favourable exchange rate impact on costs and record production at Hunter Valley Coal (Australia) and Cerrejon Coal (Colombia). These gains were partially offset by higher costs due to inflationary pressures, and increased diesel, labour and contractor costs.

Group and Unallocated items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistic Operations. EBIT was a loss of US$822 million, a decrease of US$655 million, or 392.2 per cent, compared to the corresponding period.

Underlying EBIT was US$136 million, an increase of US$303 million compared to the corresponding period. EBIT includes exceptional items of US$958 million (nil in the corresponding period) in relation to rehabilitation obligations at the Newcastle steelworks and the Group’s lapsed offers for Rio Tinto, as explained above.

EBIT and Underlying EBIT were positively impacted by a stronger US dollar against local currency costs and the revaluation of rehabilitation and closure provisions.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party products.

Half-year ended 31 December(a) (US$ Million)	Revenue
	Half-year ended 31 December 2008	Half-year ended 31 December 2007	Year ended 30 June 2008
Group production
Revenue	25,428	21,858	51,918
Related operating costs	(13,821)	(12,147)	(27,252)

Operating profit	11,607	9,711	24,666
Margin(b)	45.6%	44.4%	47.5%

Third party products
Revenue	4,352	3,681	7,555
Related operating costs	4,060	3,769	(7,939)

Operating profit	292	(88)	(384)
Margin(b)	6.7%	(2.4)%	(5.1)%

(a)	Excludes exceptional items
(b)	Operating profit divided by revenue

HALF-YEAR FINANCIAL REPORT

(UNAUDITED)

For the half-year ended

31 December 2008

Consolidated Income Statement (Unaudited)

for the half-year ended 31 December 2008

	Notes	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Revenue
Group production		25,428	21,858	51,918
Third party product	2	4,352	3,681	7,555

Revenue	2	29,780	25,539	59,473
Other income		287	361	648
Expenses excluding net finance costs		(22,843)	(16,414)	(35,976)

Profit from operations		7,224	9,486	24,145

Comprising:
Group production		6,932	9,574	24,529
Third party product		292	(88)	(384)

	2	7,224	9,486	24,145

Financial income	5	165	124	293
Financial expenses	5	(497)	(465)	(955)

Net finance costs	5	(332)	(341)	(662)

Profit before taxation		6,892	9,145	23,483

Income tax expense		(3,537)	(2,683)	(6,798)
Royalty related taxation (net of income tax benefit)		(351)	(269)	(723)

Total taxation expense	6	(3,888)	(2,952)	(7,521)

Profit after taxation		3,004	6,193	15,962

Profit attributable to minority interests		387	176	572
Profit attributable to members of BHP Billiton Group		2,617	6,017	15,390

Earnings per ordinary share (basic) (US cents)	7	47.0	107.2	275.3
Earnings per ordinary share (diluted) (US cents)	7	47.0	106.9	274.8

Dividends per ordinary share – paid during the period (US cents)	8	41.0	27.0	56.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	41.0	29.0	70.0

The accompanying notes form part of these half-year financial statements.

Consolidated Statement of Recognised Income and Expense (Unaudited)

for the half-year ended 31 December 2008

	Notes	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Profit after taxation		3,004	6,193	15,962
Amounts recognised directly in equity
Actuarial losses on pension and medical schemes		(339)	(27)	(96)
Available for sale investments:
Valuation losses taken to equity		(24)	(30)	(76)
Valuation gains transferred to the income statement		(11)	—	—
Cash flow hedges:
Gains/(losses) taken to equity		694	(67)	(383)
Realised losses transferred to the income statement		23	—	73
Unrealised gain transferred to the income statement		(48)	—	—
Gains transferred to the initial carrying amount of hedged items		(26)	(132)	(190)
Exchange fluctuations on translation of foreign operations		70	(6)	(21)
Tax on items recognised directly in, or transferred from, equity		(262)	106	306

Total amounts recognised directly in equity		77	(156)	(387)

Total recognised income and expense		3,081	6,037	15,575

Attributable to minority interests	9	366	176	571
Attributable to members of BHP Billiton Group	9	2,715	5,861	15,004

The accompanying notes form part of these half-year financial statements.

Consolidated Balance Sheet (Unaudited)

as at 31 December 2008

	Notes	31 December 2008 US$M	31 December 2007 US$M	30 June 2008 US$M
ASSETS
Current assets
Cash and cash equivalents		7,195	2,294	4,237
Trade and other receivables		5,020	5,986	9,801
Other financial assets		1,640	1,182	2,054
Inventories		4,883	4,410	4,971
Current tax assets		622	—	119
Other		327	458	498

Total current assets		19,687	14,330	21,680

Non-current assets
Trade and other receivables		590	730	720
Other financial assets		1,810	961	1,448
Inventories		182	192	232
Property, plant and equipment		46,739	44,808	47,332
Intangible assets		652	591	625
Deferred tax assets		3,416	2,008	3,486
Other		213	226	485

Total non-current assets		53,602	49,516	54,328

Total assets		73,289	63,846	76,008

LIABILITIES
Current liabilities
Trade and other payables		5,533	5,108	6,774
Interest bearing liabilities		2,156	2,580	3,461
Other financial liabilities		1,871	985	2,088
Current tax payable		2,055	1,592	2,141
Provisions		1,286	1,474	1,596
Deferred income		264	389	418

Total current liabilities		13,165	12,128	16,478

Non-current liabilities
Trade and other payables		196	201	138
Interest bearing liabilities		9,207	11,718	9,234
Other financial liabilities		399	628	1,260
Deferred tax liabilities		3,805	1,352	3,116
Provisions		6,324	6,063	6,251
Deferred income		544	498	488

Total non-current liabilities		20,475	20,460	20,487

Total liabilities		33,640	32,588	36,965

Net assets		39,649	31,258	39,043

EQUITY
Share capital – BHP Billiton Limited		1,227	1,226	1,227
Share capital – BHP Billiton Plc		1,116	1,128	1,116
Treasury shares held		(522)	(1,336)	(514)
Reserves		1,168	904	750
Retained earnings		35,783	28,958	35,756

Total equity attributable to members of BHP Billiton Group	9	38,772	30,880	38,335
Minority interests	9	877	378	708

Total equity		39,649	31,258	39,043

The accompanying notes form part of these half-year financial statements.

Consolidated Cash Flow Statement (Unaudited)

for the half-year ended 31 December 2008

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Operating activities
Profit before taxation	6,892	9,145	23,483
Adjustments for:
Depreciation and amortisation expense	1,953	1,524	3,612
Exploration and evaluation expense (excluding impairment)	496	432	859
Net loss/(gain) on sale of non-current assets	17	(132)	(129)
Impairments of property, plant and equipment, investments and intangibles	3,700	157	274
Write-down of inventories to net realisable value	194	—	—
Employee share awards expense	89	40	97
Financial income and expenses	332	341	662
Other	(243)	(221)	(629)
Changes in assets and liabilities:
Trade and other receivables	5,367	(70)	(4,255)
Inventories	(56)	(692)	(1,313)
Net financial assets and liabilities	(556)	178	526
Trade and other payables	(863)	441	1,824
Provisions and other liabilities	(333)	106	137

Cash generated from operations	16,989	11,249	25,148
Dividends received	15	9	51
Interest received	114	80	169
Interest paid	(261)	(393)	(799)
Income tax paid	(3,048)	(2,945)	(5,867)
Royalty related taxation paid	(715)	(472)	(885)

Net operating cash flows	13,094	7,528	17,817

Investing activities
Purchases of property, plant and equipment	(5,347)	(3,753)	(7,558)
Exploration expenditure (including amounts expensed)	(620)	(598)	(1,350)
Purchase of intangibles	(6)	(6)	(16)
Purchases of financial assets	(15)	(23)	(166)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(276)	(124)	(154)
Deferred payment on sale of operations	(124)	—	—

Cash outflows from investing activities	(6,388)	(4,504)	(9,244)
Proceeds from sale of property, plant and equipment	26	19	43
Proceeds from sale of financial assets	57	37	59
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	—	78	78

Net investing cash flows	(6,305)	(4,370)	(9,064)

Financing activities
Proceeds from ordinary shares	20	11	24
Proceeds from interest bearing liabilities	2,755	3,389	9,478
Proceeds from debt related swaps	354	342	342
Repayment of interest bearing liabilities	(4,208)	(2,264)	(10,228)
Purchase of shares by Employee Share Ownership Plan Trusts	(90)	(103)	(250)
Share buy-back – BHP Billiton Plc	—	(3,115)	(3,115)
Dividends paid	(2,281)	(1,523)	(3,135)
Dividends paid to minority interests	(205)	(48)	(115)

Net financing cash flows	(3,655)	(3,311)	(6,999)

Net increase/(decrease) in cash and cash equivalents	3,134	(153)	1,754
Cash and cash equivalents, net of overdrafts, at beginning of period	4,173	2,398	2,398
Effect of foreign currency exchange rate changes on cash and cash equivalents	(155)	23	21

Cash and cash equivalents, net of overdrafts, at end of period	7,152	2,268	4,173

The accompanying notes form part of these half-year financial statements.

Notes to the Half-Year Financial Statements (Unaudited)

1 Accounting policies

This general purpose financial report for the half-year ended 31 December 2008 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board.

The half-year financial statements do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report.

The half-year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2008 annual financial statements contained within the Annual Report on Form 20-F of the BHP Billiton Group.

Rounding of amounts

Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half-year ended 31 December 2008	Average Half-year ended 31 December 2007	Average Year ended 30 June 2008	As at 31 December 2008	As at 31 December 2007	As at 30 June 2008
Australian dollar (a)	0.78	0.87	0.90	0.69	0.88	0.96
Brazilian real	1.96	1.85	1.78	2.33	1.78	1.60
Canadian dollar	1.12	1.01	1.01	1.22	0.98	1.01
Chilean peso	578	511	489	642	498	522
Colombian peso	2,092	2,030	1,935	2,249	2,017	1,899
South African rand	8.83	6.94	7.29	9.39	6.80	7.91
Euro	0.71	0.71	0.68	0.71	0.68	0.63
UK pound sterling	0.58	0.49	0.50	0.69	0.50	0.50

(a)	Displayed as US$ to A$1 based on common convention.

2 Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Oil and gas exploration, development, production and marketing

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining and marketing of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

Notes to the Half-Year Financial Statements (Unaudited) continued

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2008
Revenue
Group production	4,032	1,947	2,987	457	980	5,902	1,863	4,854	2,321	1	25,344
Third party product	127	571	298	—	82	62	53	18	2,042	1,099	4,352
Rendering of services	2	—	—	—	—	35	—	41	—	6	84
Inter-segment revenue	51	—	1	—	39	21	—	—	—	(112)	—

Segment revenue (a)	4,212	2,518	3,286	457	1,101	6,020	1,916	4,913	4,363	994	29,780

Segment result	2,662	161	(258)	2	(4,113)	4,143	1,245	3,123	1,070	(811)	7,224
Other attributable income (b)	2	—	—	7	—	—	—	—	2	(11)	—

Profit from operations	2,664	161	(258)	9	(4,113)	4,143	1,245	3,123	1,072	(822)	7,224

Net finance costs											(332)
Income tax expense											(3,537)
Royalty related taxation											(351)

Profit after taxation											3,004

(a)	Revenue not reported in business segments reflects sales of freight and fuel to third parties. Sales of fuel were previously reported as part of Petroleum. This change better reflects management responsibilities for these activities. Comparatives have been restated for all periods presented. The change in presentation results in revenues of US$502 million for the period ended 31 December 2007 and US$1,165 million for the year ended 30 June 2008, being reported in Group and unallocated items rather than Petroleum. The impact on Profit from Operations for Petroleum was immaterial.
(b)	Other attributable income represents external dividend income and profit from the sale of investments that do not form part of the segment result.

Notes to the Half-Year Financial Statements (Unaudited) continued

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2007
Revenue
Group production	3,058	2,254	5,561	418	2,413	3,538	950	1,856	1,725	7	21,780
Third party product	156	490	996	—	6	—	63	10	1,182	778	3,681
Rendering of services	6	—	—	—	—	22	—	34	—	16	78
Inter-segment revenue	48	—	—	—	—	18	—	—	—	(66)	—

Segment revenue (a)	3,268	2,744	6,557	418	2,419	3,578	1,013	1,900	2,907	735	25,539

Segment result	1,965	680	3,268	69	761	1,673	431	523	277	(161)	9,486
Other attributable income (b)	3	—	—	3	—	—	—	—	—	(6)	—

Profit from operations	1,968	680	3,268	72	761	1,673	431	523	277	(167)	9,486

Net finance costs											(341)
Income tax expense											(2,683)
Royalty related taxation											(269)

Profit after taxation											6,193

Notes to the Half-Year Financial Statements (Unaudited) continued

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party product	254	1,071	1,543	—	48	108	68	61	2,639	1,763	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	121	—	—	—	—	38	—	—	—	(159)	—

Segment revenue (a)	8,382	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	1,646	59,473

Segment result	5,482	1,427	7,890	180	1,237	4,631	1,644	936	1,057	(339)	24,145
Other attributable income (b)	3	38	—	9	—	—	—	1	—	(51)	—

Profit from operations	5,485	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(390)	24,145

Net finance costs											(662)
Income tax expense											(6,798)
Royalty related taxation											(723)

Profit after taxation											15,962

Notes to the Half-Year Financial Statements (Unaudited) continued

3 Exceptional items

Exceptional items are those items where their nature or amount is considered material to the financial report. Such items included within the Group profit for the period are detailed below.

Half-year ended 31 December 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,361)	1,008	(2,353)
Impairment of other operations	(356)	(60)	(416)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	64	(386)

	(4,675)	1,164	(3,511)

Exceptional items by segment
Petroleum	(11)	4	(7)
Aluminium	(128)	—	(128)
Base Metals	(147)	(64)	(211)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(3,361)	1,008	(2,353)
Group and unallocated	(958)	216	(742)

	(4,675)	1,164	(3,511)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009 the Group announced the suspension of operations at Ravensthorpe Nickel Operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for rehabilitation of US$3,361 million (US$1,008 million tax benefit) were recognised for the half-year ended December 2008.

Impairment of other operations:

As part of the Group’s regular review of assets whose values may be impaired, a total charge of US$356 million (US$60 million tax charge including derecognition of tax benefits) was recorded primarily in relation to the withdrawal from Suriname operations, suspension of copper sulphide mining at Pinto Valley (US) and write down of the Corridor Sands minerals sands resource (Mozambique).

Newcastle steelworks rehabilitation:

The Group recognised a charge against profits of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$5 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$59 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers which have been expensed in the six months ended 31 December 2008.

Half-year ended 31 December 2007 and Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Exceptional items by segment
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	—	197	197

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill:

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. The ruling has now been issued confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Notes to the Half-Year Financial Statements (Unaudited) continued

4 Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2008%	31 December 2007%	30 June 2008%	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year end 30 June 2008 US$M
Mozal SARL	47.1	47.1	47.1	135	105	207
Compañia Minera Antamina SA	33.75	33.75	33.75	18	271	615
Minera Escondida Limitada	57.5	57.5	57.5	(177)	1,705	3,930
Samarco Mineracao SA	50	50	50	320	121	279
Carbones del Cerrejón LLC	33.3	33.3	33.3	136	47	183
Other (b)				29	18	90

Total				461	2,267	5,304

(a)	The ownership interest at the BHP Billiton Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 31 December in order to report on a consistent basis with the Group’s reporting date.
(b)	Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50 per cent (31 December 2007: 50 per cent; 30 June 2008: 50 per cent).

5 Net finance costs

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Financial expenses
Interest on bank loans and overdrafts	21	28	52
Interest on all other borrowings	239	367	670
Finance lease and hire purchase interest	8	6	14
Dividends on redeemable preference shares	—	1	1
Discounting on provisions and other liabilities	152	138	310
Discounting on pension and medical benefit entitlements	67	51	138
Interest capitalised (a)	(64)	(134)	(204)
Net fair value change on hedged loans and related hedging derivatives	27	8	2
Exchange differences on net debt	47	—	(28)

	497	465	955

Financial income
Interest income	(107)	(82)	(168)
Expected return on pension plan assets	(58)	(42)	(125)

	(165)	(124)	(293)

Net finance costs	332	341	662

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half-year ended 31 December 2008 the capitalisation rate was 3.9 per cent (31 December 2007: 5.7 per cent; 30 June 2008: 5.0 per cent).

6 Taxation

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Taxation expense including royalty related taxation
UK taxation expense	428	60	217
Australian taxation expense	2,288	1,361	3,397
Overseas taxation expense	1,172	1,531	3,907

Total taxation expense	3,888	2,952	7,521

The taxation expense including exceptional items was US$3,888 million, representing an effective rate of 56.4 per cent (31 December 2007: 32.3 per cent; 30 June 2008: 32.0 per cent). Excluding the impacts of exceptional items the taxation expense was US$5,052 million (31 December 2007: US$3,111 million; 30 June 2008: US$7,680 million).

Exchange rate movements increased taxation expense by US$1,163 million (31 December 2007: increased taxation expense by US$44 million; 30 June 2008: decreased taxation expense by US$229 million). The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar.

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 30.6 per cent (31 December 2007: 30.1 per cent; 30 June 2008: 30.4 per cent).

Notes to the Half-Year Financial Statements (Unaudited) continued

7 Earnings per share

	Half-year ended 31 December 2008	Half-year ended 31 December 2007	Year ended 30 June 2008
Basic earnings per ordinary share (US cents)	47.0	107.2	275.3
Diluted earnings per ordinary share (US cents)	47.0	106.9	274.8
Basic earnings per American Depositary Share (ADS) (US cents) (a)	94.0	214.4	550.6
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	94.0	213.8	549.6
Basic earnings (US$M)	2,617	6,017	15,390
Diluted earnings (US$M) (b)	2,627	6,023	15,402

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	Half-year ended 31 December 2008 Million	Half-year ended 31 December 2007 Million	Year ended 30 June 2008 Million
Basic earnings per ordinary share denominator	5,565	5,615	5,590
Shares and options contingently issuable under employee share ownership plans	21	19	15

Diluted earnings per ordinary share denominator	5,586	5,634	5,605

(a)	Each American Depository Share (ADS) represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$10 million (31 December 2007: US$6 million; 30 June 2008: US$12 million) that would not be made if potential ordinary shares were converted to fully paid.

8 Dividends

	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Dividends paid during the period
BHP Billiton Limited	1,377	907	1,881
BHP Billiton Plc—Ordinary shares	905	612	1,252
—Preference shares (a)	—	—	—

	2,282	1,519	3,133

Dividends declared in respect of the period
BHP Billiton Limited	1,377	974	2,351
BHP Billiton Plc—Ordinary shares	905	640	1,545
—Preference shares (a)	—	—	—

	2,282	1,614	3,896

	Half-year ended 31 December 2008 US cents	Half-year ended 31 December 2007 US cents	Year ended 30 June 2008 US cents
Dividends paid during the period (per share)
Prior year final dividend	41.0	27.0	27.0
Interim dividend	N/A	N/A	29.0

	41.0	27.0	56.0

Dividends declared in respect of the period (per share)
Interim dividend	41.0	29.0	29.0
Final dividend	N/A	N/A	41.0

	41.0	29.0	70.0

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2007: 5.5 per cent; 30 June 2008: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half-year end, on 4 February 2009, BHP Billiton declared an interim dividend of 41.0 US cents per share (US$2,282 million), which was paid on 17 March 2009.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

Notes to the Half-Year Financial Statements (Unaudited) continued

9 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M	Half-year ended 31 December 2008 US$M	Half-year ended 31 December 2007 US$M	Year ended 30 June 2008 US$M
Total equity opening balance	38,335	29,667	29,667	708	251	251
Total recognised income and expense for the period	2,715	5,861	15,004	366	176	571
Transactions with owners – contributed equity	—	5	6	8	(1)	(1)
Dividends	(2,282)	(1,519)	(3,133)	(205)	(48)	(113)
Accrued employee entitlement to share awards	89	40	97	—	—	—
Purchases of shares made by ESOP Trusts	(85)	(99)	(231)	—	—	—
BHP Billiton Plc share buy-back	—	(3,075)	(3,075)	—	—	—

Total equity closing balance	38,772	30,880	38,335	877	378	708

Share buy-backs

BHP Billiton had previously announced US$13 billion of capital to be returned to shareholders through on-market share buy-backs. All BHP Billiton Plc shares bought back are accounted for as Treasury shares within the share capital of BHP Billiton Plc. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares. Shares in BHP Billiton Plc purchased by BHP Billiton Limited have been cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings.

The Group suspended its share buy-back program on 14 December 2007 in light of the Group’s offers for Rio Tinto Plc and Rio Tinto Limited. On 27 November 2008 the offers lapsed and since that date no additional share buybacks have been executed.

Half-Year / Year end	Shares purchased	Number	Cost per share and discount		Total cost US$M	Purchased by:
						BHP Billiton Limited		BHP Billiton Plc
						Shares	US$M	Shares	US$M
31 December 2007	BHP Billiton Plc	96,904,086	£12.37		3,075	96,904,086	3,075	—	—
			8.7 per cent	(a)

30 June 2008	BHP Billiton Plc	96,904,086	£12.37		3,075	96,904,086	3,075	—	—
			8.7 per cent	(a)

(a)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 14 December 2007.

10 Subsequent events

On 21 January 2009, the Group announced commencement of the ramp down and indefinite suspension of the Ravensthorpe Nickel Operation. As a consequence, Yabulu will cease processing product from Ravensthorpe and will revert to processing ore only. Other operations affected by planned adjustments to production and development activity are Mount Keith Nickel, Pinto Valley Copper, Metallurgical Coal, Olympic Dam expansion and copper operations in Chile. The financial impact on the carrying value of assets was taken up as at 31 December 2008 (refer Note 3). Additional provisions for redundancy, contract termination and closure of approximately US$550 million will be recorded in the second half of the year ending 30 June 2009.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the half-year that have significantly affected, or may significantly affect, the operations, results of operation or state of affairs of the BHP Billiton Group in subsequent accounting periods.

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have reviewed the accompanying condensed consolidated interim balance sheets of the BHP Billiton Group (comprising BHP Billiton Limited, BHP Billiton Plc, and their respective subsidiaries) as of 31 December 2008 and 2007, and the related condensed consolidated income statements, condensed consolidated statements of recognised income and expense and condensed consolidated statements of cash flows for the six-month periods ended 31 December 2008 and 2007. These condensed consolidated interim financial statements are the responsibility of the BHP Billiton Group’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the BHP Billiton Group as of 30 June 2008 and the related consolidated income statement, consolidated statement of recognised income and expense and consolidated statement of cash flows for the year then ended (not presented herein); and in our report dated 15 September 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 30 June 2008 and the related condensed consolidated income statement, condensed consolidated statement of recognised income and expense and condensed consolidated statement of cash flows for the year then ended is fairly stated, in all material respects, in relation to the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense and consolidated statement of cash flows from which it has been derived.

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
18 March 2009	18 March 2009

Exhibit 99.2

BHP Billiton Group

RATIO OF EARNINGS TO FIXED CHARGES

	Half year ended 31 December 2008	Year ended 30 June 2008	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005
In accordance with IFRS

Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and JV’s, after exceptional items	6,892.0	23,483.0	19,212.0	15,116.0	9,373.0
add:
Fixed charges	339.9	885.8	846.3	740.8	501.2
subtract:
Capitalized Interest	(64.0)	(204.0)	(353.0)	(167.0)	(85.0)
Preference security dividend requirements of consolidated subsidiaries	0.0	(1.0)	(1.0)	(17.0)	(25.0)
Total adjusted earnings	7,167.9	24,163.8	19,704.3	15,672.8	9,764.2

Fixed Charges

Interest costs (expensed and capitalized)	268.0	736.0	680.0	640.0	400.0
Portion of rent expense representative of interest factor	71.9	148.8	165.3	83.8	76.2
Pre-tax earnings required to cover any preferred stock dividend requirements	0.0	1.0	1.0	17.0	25.0
Total fixed charges	339.9	885.8	846.3	740.8	501.2

Ratio of Adjusted Earnings to Fixed Charges	21.1	27.3	23.3	21.2	19.5

Exhibit 99.3

The Board of Directors

BHP Billiton Limited and BHP Billiton Plc:

Re: Registration Statement No. 333-141218

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated 18 March 2009 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
18 March 2009	18 March 2009

Exhibit 99.4

The Directors BHP Billiton Limited 180 Lonsdale Street Melbourne VIC 3000	18 March 2009

Dear Directors,

BHP Billiton Finance (USA) Limited

Senior Notes

We have acted as Australian Tax Counsel to BHP Billiton Limited (Ltd), BHP Billiton Plc (Plc) and BHP Billiton Finance (USA) Limited (the Company) in connection with the registration statement on Form F-3 (File No. 333-141218) of the Company, Ltd and Plc filed with the Securities and Exchange Commission (the Registration Statement). We refer to the base prospectus in respect of debt securities of the Company dated 18 March 2009 (the Prospectus).

We hereby confirm that, in our opinion, having regard to Australian taxation law and practice applicable as of the date of this letter:

(a)	the statements in the Prospectus under the caption “Material Tax Consequences – Australian Taxation”, insofar as such statements purport to summarise the Australian law tax consequences of holding debt securities of the Company, fairly and accurately summarise these matters in all material respects; and

(b)	except as disclosed in the Prospectus, under the Applicable Australian Federal or State laws and regulations, no taxes, levies, imposts or charges are required to be deducted or withheld from any payment of interest or principal by the Company, Plc or Ltd to residents of the United States in respect of debt securities of the Company, or Plc’s or Ltd’s guarantee of such debt securities, respectively.

We consent to the inclusion of this opinion as an exhibit to the Registration Statement and to reference to us under the heading “Material Tax Consequences – Australian Taxation” in the Prospectus.

Yours sincerely,

/s/ Tony Frost
Tony Frost
Director
Greenwoods & Freehills

+61 2 9225 5982

+61 419 447 680

tony.frost@gf.com.au